Exhibit 99.1

ENTRÉE GOLD UPDATES ANN MASON AND BLUE HILL
SURFACE EXPLORATION, NEVADA

Vancouver, B.C., November 13, 2012 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") has completed soil and rock geochemical sampling and geological mapping on its Ann Mason Project, Nevada (“Ann Mason” or the “Project”).  This program extends previous surface work done in close proximity to the Ann Mason and Blue Hill deposits and tightens the spacing between historical sample locations.  More importantly, additional copper targets for possible future drill testing have been identified.  Several oxide copper targets to the northwest of Blue Hill and one identified midway between Blue Hill and Ann Mason could provide feed for a potential early heap leach and solvent extraction/electrowinning (“SX/EW”) operation while the Ann Mason sulphide deposit is undergoing pre-stripping.

Greg Crowe, President and CEO commented, "Our work to date at Ann Mason and Blue Hill has greatly enhanced these two large copper-bearing sulphide and oxide systems.  In the immediate area of Ann Mason, mineralization remains open in several directions and to depth.  In particular, drilling to the north, west and southwest could result in a significant increase in mineralized material.  This could have the added benefits of potentially decreasing the strip, increasing the mine life and improving the already robust, PEA defined economics of the deposit.  Additionally, the property covers over eight thousand hectares and there are several excellent untested exploration targets.  The results of both drilling proximal to the Ann Mason deposit and property-wide exploration may impact site layout and infrastructure and provide a positive boost to the economics as we advance Ann Mason to pre-feasibility.”

Exploration Targets

The recent work by Entrée includes soil and rock geochemical sampling and geological mapping over areas to the north of Blue Hill and to the south of Ann Mason, covering approximately 750 hectares.  The soil geochemistry (619 samples) extends and in-fills sampling done by previous operators between 2006 and 2010.  A total of 186 selected rock samples were collected to characterize alteration and mineralization.  The work resulted in the definition of three areas for future exploration: Ann Mason South, Blackjack Oxide, and the area between the Ann Mason and Blue Hill deposits.

The Ann Mason South targets are located to the south and southwest of the Ann Mason deposit.  Soil sampling results outline four >200 parts per million (“ppm”) copper anomalies in an area that is 1.2 kilometres by 2.3 kilometres.  Of the 74 rock samples collected here, 35 returned assays greater than 1% copper.  Copper in these samples occurs as both oxide and sulphide mineralization in quartz veins, fractures and faults that cut quartz monzonite porphyry (“QMP”) dykes and adjacent granodiorite, which is a geological environment similar to the Ann Mason deposit.  Wide-spaced and mainly shallow drilling by previous operators has not adequately tested any of the soil anomalies.

The soil sampling also identified a north-trending, 300- by 900-metre copper anomaly that is in part coincident with a low conductivity, induced polarization (“IP”) feature underlying the western portion of the Ann Mason deposit.  The combination of the two features defines a north-trending, 300-metre-wide zone that hosts copper mineralization encountered in drill holes EG-AM-12-015, 020, 021, 026, 027, 029 and 030.  The conductive zone extends approximately 500 metres north of drill hole EG-AM-12-029 and represents a possible northward extension of part of the Ann Mason deposit that has not been tested by drilling.

Sampling at the Blackjack Oxide Area, 2 to 3 kilometres north of the Blue Hill deposit, returned a number of copper soil anomalies.  These correspond with areas of historic mine workings, pits and trenches over several areas of copper-oxide mineralization and alteration within Jurassic quartz monzonite, the main host for mineralization at both Ann Mason and Blue Hill.  Mineralization on surface consists of copper oxides, sulphates and silicates in veins, breccias, and altered quartz monzonite, at the eastern end of the untested, 1.2 by 3 kilometre Blackjack induced polarization IP chargeability anomaly.  Entrée collected 112 grab samples and 39 of these returned copper values in excess of 1% copper.  The Blackjack IP anomaly and the areas of surface oxide mineralization require further surface evaluation and drill testing.

The third exploration target is located between Ann Mason and Blue Hill.  This area is underlain by a moderate to strong, northwest-trending IP response and has seen only wide-spaced, mostly shallow drilling by previous operators.  Mineralization at the Ann Mason and Blue Hill deposits occurs in distinct fault blocks separated by the low angle Blue Hill Fault.  Hole EG-BH-11-031 is the only deep hole located in this area - it averaged 0.28% oxide copper over 13.8 metres, starting at 22.2 metres depth.  A deeper sulphide zone (406 to 448 metres) returned 0.31% copper within a broader zone (406 to 566 metres) averaging 0.16% copper (refer to the Material Change Report dated November 2, 2012).

The target areas are rated as a high priority for drilling to determine if additional near-surface oxide and/or sulphide mineralization is present.  Adding to the Ann Mason mineral resource could reduce the current strip ratio in the Ann Mason Preliminary Economic Assessment mine design (news release October 24, 2012) and help to enhance project economics.  Positive evaluation of the oxide copper targets might provide additional material for a potential heap leach and SX/EW operation at Blue Hill.

ANALYTICAL

Rock samples were submitted to Skyline Assayers & Laboratories (“Skyline”), Sparks, Nevada for 24 element, multi-acid digestion, TE-4 ICP/OES multi-element analysis.  Samples returning greater than 10,000 ppm copper were rerun using ICP/OES copper assay.

Entrée soil samples were also submitted to Skyline for 49 element, Aqua Regia digestion, TE-3 ICP/MS analysis.

QUALIFIED PERSON

James R. Foster, P. Geo., Senior Geologist with Entrée, a Qualified Person as defined by NI 43-101, approved this news release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining complex in Mongolia, Entrée Gold has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.  Phase 1 is on the verge of production, and Entrée Gold could see first development production from the joint venture ground as early as 2015.

In addition to being on the path to production in Mongolia, Entrée Gold has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts a sizeable copper and molybdenum porphyry deposit within the rejuvenated Yerington copper camp.  Based on the PEA* announced in October, 2012, the Ann Mason Project is expected to yield a base case pre-tax, 7.5% net present value of US$1.11 billion and an internal rate of return of 14.8%, using assumed copper, molybdenum, gold and silver prices of US$3.00/lb, US$13.50/lb, US$1,200/oz and US$22/oz.

Rio Tinto and Turquoise Hill Resources (formerly Ivanhoe Mines) are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively.  Rio Tinto, through its majority ownership of Turquoise Hill Resources, beneficially owns 23.6% of Entrée’s issued and outstanding shares.

FURTHER INFORMATION

Mona Forster
Executive Vice President
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mforster@entreegold.com

*Readers are cautioned that the PEA on the Ann Mason deposit is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the potential impact of future exploration results on the Ann Mason mine design and economics, potential size of a mineralized zone, potential expansion of mineralization, potential type(s) of mining operation, amount or timing of proposed production figures, plans for future exploration and/or development programs and budgets, anticipated business activities, corporate strategies, uses of funds and future financial performance.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”,

“budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While Entrée has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper, gold, silver and molybdenum and foreign exchange rates will remain relatively stable; the effects of general economic conditions, including inflation; future actions by Rio Tinto, Turquoise Hill Resources, joint venture partners and government authorities including the Government of Mongolia; the availability of capital; that applicable legislation, including legislation with respect to taxation, will not materially change; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; actual results of current exploration activities; changes in project parametres as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2011, dated March 29, 2012 and the Company’s most recent Management’s Discussion and Analysis filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.